Consent of Qualified Person Statement I, Natalie Brajkovich, in connection with the annual report on Form 20-F for the year ended December 31, 2021 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 20-F”), consent to:  the filing and use of the technical report summary titled “Pilbara Operations Technical Report Summary” (the “Technical Report Summary”), with an effective date of December 31, 2021, as an exhibit to and referenced in the Form 20-F  the use of and references to my name, including my status as an expert or “qualified person” (as defined in Subpart 1300 of Regulation S-K under the US Securities Act of 1933), in connection with the Form 20-F and the Technical Report Summary.  any extracts from, or summaries of, the Technical Report Summary in the Form 20-F and the use of information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that was prepared by me, that I supervised the preparation of and/or that was reviewed and approved by me, that is included or incorporated by reference in the Form 20-F; and  the incorporation by reference in the Registration Statements on Form F-3ASR of Rio Tinto plc (No. 333-238553), Rio Tinto Limited (No. 333-238553-01), Rio Tinto Finance (USA) Inc. (No. 333-238553-02), Rio Tinto Finance (USA) plc (No. 333-238553-03), and Rio Tinto Finance (USA) Limited (No. 333-238553-04) and in the Registration Statements on Form S-8 of Rio Tinto plc (Nos. 333-184397 and 333-224907), and Rio Tinto Limited (No. 333-224907- 01) of the above items as included in the Form 20-F. I am responsible for authoring, and this consent pertains to, the particular sections identified in the Technical Report Summary as having been prepared by me and the corresponding sections of the Executive Summary. Date: Name: Natalie Brajkovich, MAusIMM Title: Principal Resource Geologist Rio Tinto Iron Ore 8/02/2023 EXHIBIT 99.1

Consent of Qualified Person Statement I, Leonardo Vilela Couto, in connection with the annual report on Form 20-F for the year ended December 31, 2021 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 20-F”), consent to:  the filing and use of the technical report summary titled “Pilbara Operations Technical Report Summary” (the “Technical Report Summary”), with an effective date of December 31, 2021, as an exhibit to and referenced in the Form 20-F  the use of and references to my name, including my status as an expert or “qualified person” (as defined in Subpart 1300 of Regulation S-K under the US Securities Act of 1933), in connection with the Form 20-F and the Technical Report Summary.  any extracts from, or summaries of, the Technical Report Summary in the Form 20-F and the use of information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that was prepared by me, that I supervised the preparation of and/or that was reviewed and approved by me, that is included or incorporated by reference in the Form 20-F; and  the incorporation by reference in the Registration Statements on Form F-3ASR of Rio Tinto plc (No. 333-238553), Rio Tinto Limited (No. 333-238553-01), Rio Tinto Finance (USA) Inc. (No. 333-238553-02), Rio Tinto Finance (USA) plc (No. 333-238553-03), and Rio Tinto Finance (USA) Limited (No. 333-238553-04) and in the Registration Statements on Form S-8 of Rio Tinto plc (Nos. 333-184397 and 333-224907), and Rio Tinto Limited (No. 333-224907- 01) of the above items as included in the Form 20-F. I am responsible for authoring, and this consent pertains to, the particular sections identified in the Technical Report Summary as having been prepared by me and the corresponding sections of the Executive Summary. Date: Name: Leonardo Vilela Couto, MAusIMM Title: Principal Mining Engineer Rio Tinto Iron Ore

Consent of Qualified Person Statement I, Christopher Kyngdon, in connection with the annual report on Form 20-F for the year ended December 31, 2021 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 20-F”), consent to:  the filing and use of the technical report summary titled “Pilbara Operations Technical Report Summary” (the “Technical Report Summary”), with an effective date of December 31, 2021, as an exhibit to and referenced in the Form 20-F  the use of and references to my name, including my status as an expert or “qualified person” (as defined in Subpart 1300 of Regulation S-K under the US Securities Act of 1933), in connection with the Form 20-F and the Technical Report Summary.  any extracts from, or summaries of, the Technical Report Summary in the Form 20-F and the use of information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that was prepared by me, that I supervised the preparation of and/or that was reviewed and approved by me, that is included or incorporated by reference in the Form 20-F; and  the incorporation by reference in the Registration Statements on Form F-3ASR of Rio Tinto plc (No. 333-238553), Rio Tinto Limited (No. 333-238553-01), Rio Tinto Finance (USA) Inc. (No. 333-238553-02), Rio Tinto Finance (USA) plc (No. 333-238553-03), and Rio Tinto Finance (USA) Limited (No. 333-238553-04) and in the Registration Statements on Form S-8 of Rio Tinto plc (Nos. 333-184397 and 333-224907), and Rio Tinto Limited (No. 333-224907- 01) of the above items as included in the Form 20-F. I am responsible for authoring, and this consent pertains to, the particular sections identified in the Technical Report Summary as having been prepared by me and the corresponding sections of the Executive Summary. Date: Name: Christopher Kyngdon, MAusIMM Title: Specialist Geologist Rio Tinto Iron Ore 08/02/2023

Consent of Qualified Person Statement I, Phil Savory, in connection with the annual report on Form 20-F for the year ended December 31, 2021 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 20- F”), consent to:  The filing and use of the technical report summary titled “Pilbara Operations Technical Report Summary” (the “Technical Report Summary”), with an effective date of December 31, 2021, as an exhibit to and referenced in the Form 20-F  the use of and references to my name, including my status as an expert or “qualified person” (as defined in Subpart 1300 of Regulation S-K under the US Securities Act of 1933), in connection with the Form 20-F and the Technical Report Summary.  any extracts from, or summaries of, the Technical Report Summary in the Form 20-F and the use of information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that was prepared by me, that I supervised the preparation of and/or that was reviewed and approved by me, that is included or incorporated by reference in the Form 20-F; and  the incorporation by reference in the Registration Statements on Form F-3ASR of Rio Tinto plc (No. 333-238553), Rio Tinto Limited (No. 333-238553-01), Rio Tinto Finance (USA) Inc. (No. 333-238553-02), Rio Tinto Finance (USA) plc (No. 333-238553-03), and Rio Tinto Finance (USA) Limited (No. 333-238553-04) and in the Registration Statements on Form S-8 of Rio Tinto plc (Nos. 333-184397 and 333-224907), and Rio Tinto Limited (No. 333-224907- 01) of the above items as included in the Form 20-F. I am responsible for authoring, and this consent pertains to, the particular sections identified in the Technical Report Summary as having been prepared by me and the corresponding sections of the Executive Summary. Date: Name: Phil Savory, MAusIMM Title: Manager Data Management, Geo Modeling, Resource Estimation Rio Tinto Iron Ore 13/2/2023

Consent of Qualified Person Statement I, Ryan Bleakley, in connection with the annual report on Form 20-F for the year ended December 31, 2021 and any amendments or supplements and/or exhibits thereto (collectively, the "Form 20- F"), consent to: • the filing and use of the technical report summary titled "Pilbara Operations Technical Report Summary" (the "Technical Report Summary"), with an effective date of December 31, 2021, as an exhibit to and referenced in the Form 20-F • the use of and references to my name, including my status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K under the US Securities Act of 1933), in connection with the Form 20-F and the Technical Report Summary. • any extracts from, or summaries of, the Technical Report Summary in the Form 20-F and the use of information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that was prepared by me, that I supervised the preparation of and/or that was reviewed and approved by me, that is included or incorporated by reference in the Form 20-F; and • the incorporation by reference in the Registration Statements on Form F-3ASR of Rio Tinto pie (No. 333-238553), Rio Tinto Limited (No. 333-238553-01), Rio Tinto Finance (USA) Inc. (No. 333-238553-02), Rio Tinto Finance (USA) pie (No. 333-238553-03), and Rio Tinto Finance (USA) Limited (No. 333-238553-04) and in the Registration Statements on Form S-8 of Rio Tinto pie (Nos. 333-184397 and 333-224907), and Rio Tinto Limited (No. 333-224907- 01) of the above items as included in the Form 20-F. I am responsible for authoring, and this consent pertains to, the particular sections identified in the Technical Report Summary as having been prepared by me and the corresponding sections of the Executive Summary.

RioTinto

Consent of Qualified Person

Statement

I, **Rohit Sarin**, in connection with the annual report on Form 20-F for the year ended December 31, 2021 and any amendments or supplements and/or exhibits thereto (collectively, the "Form 20-F"), consent to:

- the filing and use of the technical report summary titled "Pilbara Operations Technical Report Summary" (the "Technical Report Summary"), with an effective date of December 31, 2021, as an exhibit to and referenced in the Form 20-F
- the use of and references to my name, including my status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K under the US Securities Act of 1933), in connection with the Form 20-F and the Technical Report Summary.
- any extracts from, or summaries of, the Technical Report Summary in the Form 20-F and the use of information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that was prepared by me, that I supervised the preparation of and/or that was reviewed and approved by me, that is included or incorporated by reference in the Form 20-F; and
- the incorporation by reference in the Registration Statements on Form F-3ASR of Rio Tinto plc (No. 333-238553), Rio Tinto Limited (No. 333-238553-01), Rio Tinto Finance (USA) Inc. (No. 333-238553-02), Rio Tinto Finance (USA) plc (No. 333-238553-03), and Rio Tinto Finance (USA) Limited (No. 333-238553-04) and in the Registration Statements on Form S-8 of Rio Tinto plc (Nos. 333-184397 and 333-224907), and Rio Tinto Limited (No. 333-224907-01) of the above items as included in the Form 20-F.

I am responsible for authoring, and this consent pertains to, the particular sections identified in the Technical Report Summary as having been prepared by me and the corresponding sections of the Executive Summary.

Date: 12/02/2023

Name: Rohit Sarin, MAusIMM
Title: Principal Mining Engineer
Rio Tinto Iron Ore